June 11, 2015

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Susan Block
Kristen Shifflett
Doug Jones
Ada D. Sarmento

Re:	Horizon Global Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed May 27, 2015
File No. 333-203138

Ladies and Gentlemen:

Horizon Global Corporation, a Delaware corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 9, 2015, with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) filed May 27, 2015. This letter is being filed with Pre-effective Amendment No. 2 to the Registration Statement (the “Amendment”).

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Unaudited Pro Forma Combined Financial Data, page 44

Notes to Unaudited Pro Forma Combined Financial Data, page 48

1. Please explain the basis for assuming a 37.5% income tax rate in note C. Additionally, it appears that the pro forma income tax amount for each pro forma statement of operations period should be equal to the assumed 37.5% rate. Please revise or advise. Also, explain why an income tax benefit is appropriate on pretax income for the annual pro forma statement of operations.

United States Securities and Exchange Commission

Division of Corporation Finance

June 11, 2015

Response: The Company respectfully acknowledges the Staff’s comment and has revised note C on page 48 of the Amendment to provide additional clarification around the pro forma tax rate as well as the resulting effective tax rate.

2. Within notes D and E, please revise your disclosure to show how the number of shares used to compute basic and diluted earnings per share were calculated. In addition, your disclosure should discuss the assumptions involved in determining the number of shares included assuming exercise of dilutive outstanding options and restricted stock awards and the impact should the actual amounts be either higher or lower.

Response: The Company respectfully acknowledges the Staff’s comment and has revised notes D and E on page 48 of the Amendment by including a tabular calculation to more clearly disclose how the Company determined the amount of basic and diluted shares.

United States Securities and Exchange Commission

Division of Corporation Finance

June 11, 2015

3. Please revise note (J) to explain how the additional paid in capital amount of $7,850 was determined and to include the associated number of shares.

Response: The Company respectfully acknowledges the Staff’s comment and has revised note J on page 49 of the Amendment to include a tabular calculation and provide additional details around the resulting pro forma paid-in-capital balance. The balance in paid-in-capital is due to the transfer of the ending parent company investment balance, partially offset by the dividend distribution, debt financing fees and the reclassification of the par value of common stock. In addition, the Company included a tabular disclosure of the common stock ending balance.

Other pro forma considerations not included in notes above, page 49

4. In the first bullet you state that you do not believe the expected increase in executive compensation expense is significant enough to include as a pro forma adjustment. However, it appears that the combination of the expected increase in executive compensation and the incremental board of director fees to be incurred after the separation, both of which are disclosed on page 101, may be material to pro forma income before taxes. Please advise or revise as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 49 of the Amendment to provide additional information as to the Company’s conclusion that any executive compensation differences would not be significant. Upon analyzing both the executive compensation and board of director fees included in the corporate expense allocations from TriMas compared to estimated post spin costs, the Company notes the following: a) for executive compensation, the Company expects a slight overall annual increase of approximately $0.1 million for the named executive officers based on planned compensation increases, and b) for the board of directors, the Company expects the fees to be comparable to the pro forma adjusted allocation, as the Company’s expected board fees and number of members will be lower than those of TriMas, but materially equivalent to the allocated amount in the pro forma adjustment. Based on these amounts, the Company concluded any pro forma adjustment would not be material to the results of operations or financial position.

Management’s Discussion and Analysis

Three Months Ended March 31, 2015 Compared with the Three Months Ended March 31, 2014, page 55

5. We note on page 56 that your effective income tax rate increased from 27.7% for the three months ended March 31, 2014 to 36.8% for the three months ended March 31, 2015. In light of the decrease in net income when comparing the same periods and the significance of the change in the rate, please tell us and revise your disclosure to explain the reasons for this change and quantify the relative impact of any material factors. We refer you to Section III.B of SEC Release 33-8350.

United States Securities and Exchange Commission

Division of Corporation Finance

June 11, 2015

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 56 of the Amendment to provide additional information. Due to the relative low level of income before income tax, the 910 basis point increase in the effective tax rate equates to approximately $0.2 million of additional tax expense in the three months ended March 31, 2015. The additional tax expense in the three months ended March 31, 2015 relates primarily to two items: 1) approximately $0.1 million of additional tax charges related to interest associated with certain unrecognized tax positions and 2) approximately $0.1 million related to the mix of domestic versus foreign income.

6. On pages 56 and 57 you disclose in regard to the Cequent Americas segment that “gross profit margin improved due to a more favorable product sales mix” and “increases in gross profit margin were partially offset by … the sale of higher cost inventory.” These appear to be contradictory assertions. Please revise as appropriate or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 56 and 57 of the Amendment as requested to remove each reference. When reviewing the year-over-year changes, the Company previously noted that standard cost margin for certain products was favorable year-over-year, which drove the disclosure of $0.6 million gross margin improvement related to a more favorable product sales mix. The Company also disclosed $0.7 million of lower year-over-year margin due to the sale of higher cost inventory. Upon further review, the Company notes that while the standard margin for such parts was favorable year-over-year as previously mentioned, the actual margin of these products was essentially flat year-over-year due to the expensing of previously capitalized variances related to the same products. Thus, the Company has removed reference to the aforementioned two causes of change in gross profit from Management’s Discussion and Analysis, as the parts sold for essentially the same margin in both periods.

Security Ownership of Certain Beneficial Owners, page 102

7. For each of the first five beneficial owners listed in the table, please disclose the natural person (or persons) who has (or have) voting and dispositive power of the shares listed in the table or advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 103 of the Amendment to include the natural persons with dispositive power for FMR LLC named in its Schedule 13G. The Company also respectfully advises the Staff, that in accordance with Instruction 3 to Item 403 of Regulation S-K (“Item 403”), in compiling the ownership information required by Item 403, the Company relied upon the information set forth in the statements filed with the Commission pursuant to Section 13(d) of the Securities and Exchange Act of 1934.

As of the date of the filing of the Registration Statement, the Company did not believe that the Schedule 13Gs filed by BlackRock, Inc., William Blair & Company, L.L.C., Champlain Investment Partners, LLC or The Vanguard Group were incomplete or inaccurate. The Company also respectfully advises the Staff that it does not believe that disclosure of the natural persons, if any, holding voting and dispositive power over the shares held by those entities is required by Instruction 2 of Item 403 unless such information is specifically stated in the Schedule 13G filed by the stockholder (in which case, the Company would be deemed to know such information pursuant to Instruction 3 of Item 403). Instruction 2 of Item 403 states only that beneficial ownership shall be determined in accordance with Rule 13d-3 under the Exchange Act and requires the registrant to “include such additional subcolumns or other appropriate explanation of column (3) necessary to reflect amounts as to which the beneficial owner has (A) sole voting power, (B) shared voting power, (C) sole investment power, or (D) shared investment power.” Unless specifically stated in the Schedule 13Gs, described in the preceding paragraph, the Company has no reason to know of any “contract, arrangement, understanding, relationship or otherwise” pursuant to which a natural person has voting or investment power.

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In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Division of Corporation Finance

June 11, 2015

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (248) 631-5450.

Very truly yours,

/s/ A. Mark Zeffiro

A. Mark Zeffiro

President